UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Majority Controlling Stockholder Update

On May 27, 2024, Newegg Commerce, Inc.’s (the “Company”) majority controlling stockholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”), announced that its board of directors convened and approved a proposed application to the Hangzhou Intermediate People’s Court in China (the “Hangzhou Court”) for reorganization (the “Reorganization Proposal”). The Reorganization Proposal is subject to the approval of Hangzhou Lianluo’s stockholders and the Hangzhou Court. On the same date, Hangzhou Lianluo issued a press release announcing that its shareholder meeting to vote on the Reorganization Proposal is scheduled for June 12, 2024. On May 29, 2024, the Shenzhen Stock Exchange issued a letter to Hangzhou Lianluo requesting for detailed information and expressing its concerns regarding the Reorganization Proposal.

On May 29, 2024, Hangzhou Lianluo disclosed, among other things, the risk of being delisted from the Shenzhen Stock Exchange should its shares trade below RMB 1/share for 20 consecutive trading days. The closing price of Hangzhou Lianluo’s shares was RMB 0.96/share on May 29, 2024.

Under the Company’s Amended and Restated Memorandum and Articles of Association, Hangzhou Lianluo (through its wholly-owned subsidiary, Digital Grid (Hong Kong) Technology Co., Limited), who beneficially owns more than 50% of the Company’s voting power, has the right to appoint four directors to the Company’s board of directors. In connection with Hangzhou Lianluo’s potential reorganization, the Hangzhou Court may appoint an administrator to oversee the reorganization proceedings for Hangzhou Lianluo, in which case, such administrator would have the power to appoint the four directors to the Company’s board of directors.

In addition, Hangzhou Lianluo’s shares of the Company’s stock could be sold during the proposed reorganization to help meet Hangzhou Lianluo’s liquidity needs. This could raise a number of risks for the Company as noted in its Form 20-F under the heading “A majority of Newegg’s capital shares are pledged as collateral to support delinquent indebtedness of our parent company and could be sold to satisfy that indebtedness or other delinquent indebtedness of our parent company.”

The announcements and press releases mentioned above are available at  https://www.szse.cn/disclosure/listed/bulletinDetail/index.html?c040283c-3165-4f90-9198-33fdb263ad48, https://www.szse.cn/disclosure/listed/bulletinDetail/index.html?6720181d-1a3c-44fd-add3-7f3913640f92,

https://data.eastmoney.com/notices/detail/002280/AN202405291634790406.html# and https://www.szse.cn/disclosure/listed/bulletinDetail/index.html?3348d36b-6999-4e47-bf82-e63c6fe898b9. These websites have been provided for convenience and do not constitute a part of and are not incorporated by reference into this Form 6-K.

Cautionary Statement Concerning Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this Form 6-K. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this Form 6-K are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

June 11, 2024	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer

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